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July 7, 2020TSX: SAM

OTCQB: SHVLF

Starcore Amends Toiyabe Property Agreement

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) is pleased to report that through its wholly-owned subsidiary, the Company has reached agreement with Minquest Inc., the optionor, to amend its property agreement granting the Company the exclusive right to acquire a 100% interest in and to 165 mining claims in Lander County, Nevada, more commonly known as the Toiyabe Gold Property.

A property payment of US$100,000 due October 15, 2020 has now been deferred to May 31, 2021.   Starcore has already met its exploration expenditure commitments in the aggregate amount of USD$1,025,000, as well as required property payments and share issuances in previous years. To complete the acquisition of a 100% interest in Toiyabe (subject to a 3% royalty), there are remaining property payments to be made of US$760,000 over a period of 3 years to October 2023.

The optionor has also granted the Company the right to purchase up to one-half of the net smelter royalty (or 1.5%) on the basis of US$2 million per each 1% of the royalty.

A National Instrument (“NI 43-101”) report entitled “Technical Report for the Toiyabe Gold Project in Lander County, Nevada”, prepared by Paul D. Noland CPG dated May 11, 2018 is available on www.sedar.com.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone:  (604) 602-4935     e-mail. investor@starcore.com      website:  www.starcore.com

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.